Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, June 7, 2010 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) will release its fourth-quarter and full fiscal-year financial results on Thursday, June 10, 2010 at 3:00 a.m. MT / 5:00 a.m. ET.

Following the release, management will hold a teleconference to discuss its financial results at 7:00 a.m. MT / 9:00 a.m. ET.

The call can be accessed by dialing:

Toll free: 1-877-407-9205

International: 1-201-689-8054

A replay will be available through July 9, 2010 by dialing:
Toll Free: 1-877-660-6853
International: 1-201-612-7415
Account: 286
Conference ID: 351606

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=159246

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:           (780) 969-5599
Email: krowand@nacg.ca